UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2016

Commission File Number: 001-37814

Osisko Gold Royalties LTD
(Translation of registrant's name into English)

1100 Avenue des Canadiens-de-Montréal, Suite 300, Montréal, Qc H3B 2S2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[           ] Form 20-F   [ x ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	Press Release dated October 18, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OSISKO GOLD ROYALTIES LTD
(Registrant)

Date: October 18, 2016	By:	/s/ Joseph de la Plante

Joseph de la Plante
	Title:	Vice-President, Corporate Development

EARLY WARNING REPORT

NATIONAL INSTRUMENT 62-103 -
THE EARLY WARNING SYSTEM AND RELATED TAKE-OVER BID
AND INSIDER REPORTING ISSUES

1.	Name of the reporting issuer

QMX Gold Corporation (“QMX”)

2.	Date of the acquisition

October 17, 2016

3.	Name and address of Offeror

Osisko Gold Royalties Ltd (“Osisko”)
1100 avenue des Canadiens-de-Montréal
Suite 300
Montréal, Québec
H3B 2S2

4.

Designation and number, or principal amount, of securities and the Offeror’s security holding percentage in the class of securities of which the Offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances

On October 17, 2016, QMX issued 15,000,000 common shares to Osisko at a price of C$0.10 per share (the “Purchased Shares”) for an aggregate consideration of C$1,500,000 (the “Private Placement”).

The Purchased Shares represent approximately 14.7% of the 102,333,887 QMX Shares issued and outstanding after the Private Placement.

5.

Designation and number, or principal amount, of securities and the Offeror’s security holding percentage in the class of securities immediately after the transaction or occurrence giving rise to obligations to file a news release

Before giving effect to the Private Placement, Osisko did not have any ownership and control over QMX Shares.

After giving effect to the Private Placement, Osisko has ownership and control over 15,000,000 QMX Shares, representing approximately 14.7% of the 102,333,887 QMX Shares issued and outstanding after the Private Placement.

6.	Designation and number, or principal amount of securities, and the percentage of outstanding securities of the class of securities referred to in paragraph 5 over which:

(a)	The Offeror, either alone or together with joint actors, has ownership and control

See paragraph 5 above.

(b)	The Offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the Offeror or any joint actor

Not applicable.

(c)	The Offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership

Not applicable.

7.	The name of the market in which the transaction or occurrence that gave rise to the news release took place

The Purchased Shares were acquired on a private placement basis.

8.

The value, in Canadian dollars, of any consideration offered per security if the Offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

$0.10 per Purchased Share.

9.

The purpose of the Offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

Osisko acquired the Purchased Shares for investment purposes. Osisko may increase or decrease its ownership interest in QMX depending on, among other factors, market conditions and other factors relevant to Osisko’s investment decisions. Other than the Purchased Shares, Osisko has no current intention to increase its beneficial ownership of, or control or direction over, additional securities of QMX.

10.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the Offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities

Not applicable.

11.	The names of any joint actors in connection with the disclosure required above

Not applicable.

12.	Nature and value of consideration paid by the Offeror, if the transaction or occurrence disclosed in this report did not take place on a stock exchange or other published market for the securities

$0.10 per Purchased Share.

13.	When applicable, a description of any change in any material facts set out in a previous report under the legislation stated above

Not applicable.

14.	When applicable, a description of the exemption from securities legislation being relied on by the Offeror and the facts supporting that reliance

Section 2.3 of National Instrument 45-106; Osisko purchased the securities as principal and is an accredited investor.

Dated this 18th day of October 2016

Osisko Gold Royalties Ltd

“Joseph de la Plante”
Vice President, Corporate Development